Exhibit 99.1

NexGen Announces Conversion of US$120 Million Convertible Debentures into Equity

VANCOUVER, BC, Feb. 18, 2021 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) is pleased to announce that the registered holders of the entire US$120 million aggregate principal amount of Convertible Debentures (or, the "Indentures") have provided notice to NexGen and the indenture trustee that they have elected to convert into common shares of NexGen ("Common Shares") pursuant to the terms of the trust indentures governing the Indentures. The registered holders of the Indentures are affiliates of CEF Holdings Limited and its shareholders ("CEF"). The Indentures consist of US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2016 (the "2016 Debentures") and the US$60 million aggregate principal amount of 7.5% unsecured convertible debentures issued by the Company in 2017 (the "2017 Debentures") both due to mature on July 22, 2022.

Leigh Curyer, Chief Executive Officer, commented: "We are very pleased CEF have elected to convert the Indentures early totalling US$120 million into equity. The structure of the 2016/2017 Indentures have been extremely effective from a financing and strategic perspective which has facilitated NexGen's development of the Rook I Project in an optimal manner and sets the stage for NexGen to be a significant producer of clean energy fuel."

Conversion

Under the terms, the Indentures are convertible into Common Shares based on the conversion price of US$2.3261 for the 2016, and US$2.6919 the 2017 Debentures. On settlement of the conversion, CEF will move from 8.7% to ~18.7% of the issued and outstanding Common Shares of NexGen Energy Ltd.

Other Activities

  As at the date of this announcement and post settlement of the debenture conversion, the Company has cash-on-hand of ~$55 million;
  The Company is in the final stages of completing the Rook I Feasibility Study with results scheduled to be released imminently.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.  NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit discovered in February 2014 which is in development.

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of Proven and Probable Mineral Reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report Reserves, the three-year historical average price is used in any Reserve or cash flow analysis to designate Reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the Reserves reported by the Company in accordance with NI 43-101 may not qualify as "Reserves" under SEC standards. In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a Resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "Reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward looking information in this press   release includes, but is not limited to, statements regarding settlement of the conversion of the Debentures and the CEF Group's continued support and commitment to the Company.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of Mineral Resource Estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 11, 2020 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/February2021/18/c2829.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Senior Vice President, Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 18-FEB-21